FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of October 31, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |    |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |    |    No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated October 31, 2008 regarding Pixelplus’ Reporting of Financial Results for Fiscal Third Quarter 2008

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Third Quarter 2008

Press Release

SEOUL, South Korea, October 31, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the third quarter of fiscal 2008, which ended on September 30, 2008.

Revenue for the third quarter of fiscal 2008 was US$3.7 million, compared to US$3.1 million in the second quarter of fiscal 2008, and US$3.9 million in the third quarter of fiscal 2007. Pixelplus’ weaker-than-expected revenues in the third quarter were mainly attributable to the economic slowdown in China, which caused the Company to sustain lower-than-anticipated revenues arising from its supply of image sensors to module makers and handset manufacturers in China.

Net loss in the third quarter of fiscal 2008 was US$2.9 million, or a net loss of US$0.84 per diluted ADS, compared to a net loss of US$2.3 million, or a net loss of US$0.68 per diluted ADS, in the second quarter of fiscal 2008, and a net loss of US$1.2 million, or a net loss of US$0.36 per diluted ADS, in the third quarter of fiscal 2007.

Revenue for the first nine months of fiscal 2008 was US$9.7 million, compared to US$12.0 million for the same period in fiscal 2007. Net loss for the first nine months of fiscal 2008 was US$7.2 million, or a net loss of US$2.13 per diluted share, compared to a net loss of US$3.5 million, or a net loss of US$1.07 per diluted share, for the same period in fiscal 2007.

The Company sold approximately 7.4 million image sensors in the third quarter of fiscal 2008, which represents an increase of about 0.3 million units from its sale of around 7.1 million units in the second quarter of fiscal 2008. Separately, the Company provided approximately 0.8 million image sensors arising from its supply of services to a leading Japanese module maker in the third quarter of fiscal 2008, which represents a decrease of roughly 0.3 million units from its sale of around 1.1 million units in the second quarter of fiscal 2008. So, in terms of combined figures, the Company sold and supplied a total of about 8.2 million image sensors in the third quarter of fiscal 2008, which is nearly the same as its supply of around 8.2 million units in the second quarter of fiscal 2008.

Gross margin for the third quarter of fiscal 2008 was 15.3%, compared to 4.9% in the second quarter of fiscal 2008. The Company’s increase in gross margin was primarily due to its rise in the total number of PC1030 NTSC/PAL image sensors sold in the third quarter of 2008. To improve gross margin in the fourth quarter of 2008, the Company aims to increase its revenues arising from the steadily increasing supply of its ‘System-on-a-Chip’ (“SoC”) image sensors, especially its PC1030 NTSC/PAL image sensors.

The Company’s SG&A expenses in the third quarter of fiscal 2008 were about US$2.9 million, compared to roughly US$1.5 million in the second quarter of fiscal 2008, and approximately US$1.7 million in the third quarter of fiscal 2007. This increase in SG&A expenses mainly stemmed from a rise in bad debt expenses of US$1.8 million in the third quarter of 2008. The Company’s operating expenses in the third quarter of fiscal 2008 were around US$3.7 million, compared to about US$2.4 million in the second quarter of fiscal 2008, and approximately US$2.7 million in the third quarter of fiscal 2007.

The Company notes that all U.S. dollar figures specified above were converted at the rate of 1,206.3 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on September 30, 2008.

Due to the current economic turmoil in Asia arising from the Global Financial Crisis, the Company is not in a position to provide specific guidance for the fourth quarter of fiscal 2008, but does expect its revenues in the fourth quarter of fiscal 2008 to increase over the third quarter of fiscal 2008.

In the first quarter of 2009, the Company expects to issue a trading update reporting its audited results of operations for the full fiscal year of 2008 prepared in accordance with Korean GAAP on a non-consolidated basis.

“While we are not pleased with our revenues in the third quarter, the Company views this as a temporary setback which is mainly attributable to the economic downturn in Asia,” said Dr. S.K. Lee, President and Chief Executive Officer of Pixelplus. Specifically, the economic slowdown in China had a negative impact on our business in the third quarter, and this impact was much greater and broader than we had ever imagined. In response to the unprecedented financial turmoil arising from the Global Financial Crisis and the severe economic burden this has placed on the Asian economies, we continue to adapt to unfavorable market conditions and seek to identify and capture new business opportunities by adjusting and implementing creative sales and marketing strategies which should allow us to further strengthen our customer focus and select growth initiatives, as well as enhance our abilities to increase new business margins, drive higher profitability, and improve our performance. We remain fully committed to achieving our long-term growth targets and business strategies through developing new products, entering new markets, and securing new design wins with our PO4010 CIF SoC, PO6030 VGA SoC, and PC1030 NTSC/PAL image sensors, as well as our PM1002, which is the Company’s new SoC processor for various image recognition applications. For that aim, we continue to cultivate our core strategic business with first and second-tier mobile camera phone manufacturers in Korea, with key distributors as well as manufacturers of security and surveillance applications and notebook embedded cameras in China, Hong Kong, and Taiwan, and with a leading module marker in Japan through our co-development of image sensors. In parallel, we are working closely with our customers on a pro-active basis to provide them with higher resolution, better image quality, and smaller form factor products. While we will continue to invest smartly in valued R&D programs and new market opportunities and do everything possible to ramp new sources of revenue, we are confident that our strategic business adjustments will allow us to achieve our goals in the most cost-efficient and effective manner possible, and enable us to see gradual gains and improvements in our sales revenues starting in this fourth quarter.”

Pixelplus will hold an investor conference call at 5:00 PM Thursday, October 30 (New York) / 9:00 PM Thursday, October 30 (London) / 5:00 AM Friday, October 31 (Hong Kong/Singapore) / 6:00 AM Friday, October 31 (Seoul/Tokyo). To access the

Pixelplus investor call, please dial one of the following numbers: +1 480 629 1990 (North America) / +1 480 629 1990 (Europe) / +81 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results for the third quarter of 2008 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Jessica McCormick at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands of USD, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Sep. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2007
Revenues	3,727	3,900	9,683	11,954
Products	3,573	3,534	9,199	8,438
Services	154	366	484	3,516

Cost of revenues	3,157	2,880	8,637	8,393
Products	3,134	2,811	8,554	7,519
Services	23	69	83	874

Gross profit	570	1,020	1,046	3,561

Operating expenses	3,659	2,715	8,528	8,190
Selling, general and administrative	2,918	1,696	5,970	5,111
Research and development, net of government grants	741	1,019	2,558	3,079

Income(loss) from operations	(3,089)	(1,695)	(7,482)	(4,629)

Other income(expense)
Interest income(expense), net	(53)	54	(71)	140
Foreign exchange gain (loss), net	(1)	2	3	7
Reversal of Allowance for Doubtful Accounts	—	67	—	606
Gain from sales of securities	231	365	231	365
Others, net	50	7	121	39

Income(loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(2,862)	(1,200)	(7,198)	(3,472)
Income tax expenses	—	—	—	—
Income(loss) before gain from equity method investments, dilution gain and minority interest	(2,862)	(1,200)	(7,198)	(3,472)

Gain from equity method investments, net	—	—	—	—
Dilution gain from equity method investment and consolidated subsidiary	—	—	—	—
Minority interest	—	—	—	—

Before cumulative effect of change in accounting principle	(2,862)	(1,200)	(7,198)	(3,472)
Cumulative effect of change in accounting principle	—	—	—	—

Net income (loss)	(2,862)	(1,200)	(7,198)	(3,472)

Accretion of preferred shares	—	—	—	—

Net loss attributable to common shareholders	(2,862)	(1,200)	(7,198)	(3,472)

Loss per ADS – basic and diluted	(0.84)	(0.36)	(2.13)	(1.07)

ADSs used in computing loss per ADS – basic and diluted	3,403,433	3,292,678 *	3,383,434	3,253,317 *

*	These figures were calculated based on Pixelplus’ one-for-four reverse stock split of its American Depositary Receipts effective as of the open of business on April 14, 2008.

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands of USD, except per ADS data)

(Unaudited)

	Sep. 30, 2008		Dec. 31, 2007
Assets
Cash and cash equivalents		68		520
Restricted cash		4,145		4,974
Accounts receivable, net		3,386		2,624
Inventories, net		3,740		1,181
Other current assets		1,092		1,598

Total current assets		12,431		10,897

Other non current assets		6,500		5,022
	☐		☐

Total assets		18,931		15,919

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable		4,172		449
Other accounts payable		1,345		684
Short-term borrowings		7,046		4,518
Other current liabilities		1,490		1,097

Total current liabilities		14,053		6,748

Long-term borrowings		1,883		—
Other non current liabilities		1,148		350

Total liabilities		17,084		7,098

Minority interest		—		—

Series A convertible redeemable preferred stock		—		—

Shareholders’ equity
Common stock		2,821		2,763
Additional paid-in capital		33,366		33,226
Accumulated other comprehensive loss		(55)		(82)
Accumulated deficit		(34,285)		(27,086)

Total Shareholders’ equity		1,847		8,821

Total liabilities, minority interest and Shareholders’ equity		18,931		15,919

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,206.3 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on September 30, 2008. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2007 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 935.8 Korean won to one U.S. dollar in effect on December 31, 2007, are different from the numbers specified for the fiscal year 2007 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

October 31, 2008